Exhibit 99.1

Triterras Announces Settlement Agreement in Securities Class Action Litigation

Singapore, May 16, 2022 – Triterras Inc. (OTC Expert Market: TRIRF) (“Triterras” or the “Company”), a leading fintech company focused on trade and trade finance, announced today that Triterras and all defendants in the class action Erlandson v. Triterras, Inc., et al. (Civil Action No. 7:20-cv-10795-CS (S.D.N.Y.) (the “Action”)), have entered into a settlement agreement to fully and completely resolve the Action. The settlement is not an admission of wrongdoing, fault or liability. Under the terms of the Stipulation and Agreement of Settlement (“Settlement Agreement”), which has been filed with the Court, Triterras will pay $9 million, of which a portion will be covered by insurance. The Settlement Agreement is subject to approval by the Court and the fulfillment of other conditions set forth therein, all of which involve inherent risks and substantial uncertainties. A copy of the Settlement Agreement is attached to this press release.

About Triterras

Triterras is a global fintech company co-headquartered in Singapore and Dubai and leading innovator of inclusive finance solutions for the world’s micro, small and medium enterprises (MSMEs). The company launched and operates Kratos™—one of the world’s largest digital financing platforms--to directly connect MSMEs with lenders online and source capital across commodity trading, supply chain, logistics, and ecommerce finance. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to the settlement of the Action. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to approval of the settlement by the Court, as well as the risks and uncertainties set forth under “Risk Factors” in Triterras’ Form 20-F filed with the SEC on March 7, 2022 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based, except as otherwise required by applicable law.

Investor Relations Contacts:

Jim Groh, Triterras Inc.

Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Matt Glover and Jeff Grampp, CFA

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn, Office of Corporate Communications, Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com